TSX:IRC                                                                                 NR 06-2

                                                                                  January 13, 2006

STORNOWAY / BHP ANNOUNCE NEXT ROUND OF AVIAT KIMBERLITE SAMPLE RESULTS ON IRC’S ROYALTY LANDS

DENVER, COLORADO, January 13, 2006 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Stornoway Diamond Corporation (TSX:SWY) (“Stornoway”), BHP Billiton Diamonds Inc. (“BHP Billiton”) and Hunter Exploration Group have announced additional microdiamond results from exploration conducted on lands covered by a 1% Gross Overriding Royalty (GOR) owned by IRC.  The Aviat Joint Venture is between Stornoway (70%), BHP Billiton (20%), and Hunter Exploration Group (10%) that covers approximately 4.2 million acres of the Melville Peninsula in Nunavut, Canada. In a press release dated January 12, 2006 Stornoway stated:

“Caustic fusion analysis of surface samples totaling 71.7 kg of the AV5 kimberlite body has yielded 161 diamonds, 74.1 kg of AV6 returned 123 diamonds, 70.6 kg of AV7 returned 108 diamonds and 62.7 kg of AV8 has yielded 70 stones.

The largest stones retrieved from AV5, 6, 7 and 8 to date (in mm) are 2.076x1.908x1.183, 1.324x 1.654x0.522, 1.114x0.995x0.245, and 1.054x0.571x0.551 respectively.

Detailed sieve data is reported below and represents the total diamond counts from each kimberlite, adding recent results to previously reported tallies.

Eira Thomas, President and CEO [of Stornoway] commented: “To date we have identified a cluster of nine kimberlite bodies within a confined area. All are significantly diamondiferous, with early stage microdiamond distribution curves that are amongst the best in Canada.  These results, in conjunction with several excellent, un-sourced, high interest mineral trains from elsewhere on the property continue to highlight the economic potential of Aviat”.”

IRC owns multiple Gross Overriding Royalties ranging from 1% to 1.75 % on approximately 20.0 million acres of diamond exploration lands in both Nunavut and the Northwest Territories.

The preceding information is derived from publicly available information provided by Stornoway. The information contained in the Stornoway press release and in this press release has been reviewed by Dr. Neal Rigby of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the Stornoway release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101.

About IRC
IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

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